Exhibit 12
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Three months
ended
March 31,
2012
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$3,658
Plus:
Interest and other financial charges included in expense(b)	3,358
One-third of rental expense(c)	134
Adjusted “earnings”	$7,150

Fixed charges:
Interest and other financial charges included in expense(b)	$3,358
Interest capitalized	6
One-third of rental expense(c)	134
Total fixed charges	$3,498

Ratio of earnings to fixed charges	2.04

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.